Exhibit 12.3

WISCONSIN POWER AND LIGHT COMPANY

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended
	March 31,		Years Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
	(dollars in millions)
EARNINGS:
Net income	$54.8	$43.6	$177.5	$165.7	$163.5	$152.3	$89.5
Income taxes (a)	26.3	20.5	87.2	94.6	81.9	98.3	45.8
Income before income taxes	81.1	64.1	264.7	260.3	245.4	250.6	135.3
Fixed charges as defined	21.4	21.6	86.4	103.9	103.3	101.6	99.9
Adjustment for undistributed equity earnings	(2.0)	(1.9)	(8.3)	(7.9)	(6.4)	(5.6)	(7.1)
Total earnings as defined	$100.5	$83.8	$342.8	$356.3	$342.3	$346.6	$228.1

FIXED CHARGES:
Interest expense	$21.1	$21.3	$85.0	$80.2	$79.9	$78.6	$74.8
Estimated interest component of rent expense	0.3	0.3	1.4	23.7	23.4	23.0	25.1
Total fixed charges as defined	$21.4	$21.6	$86.4	$103.9	$103.3	$101.6	$99.9

Ratio of Earnings to Fixed Charges	4.70	3.88	3.97	3.43	3.31	3.41	2.28

(a) Includes net interest related to unrecognized tax benefits.